

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2011

Via E-mail
Paul Strobel
CEO and President
Grizzly Gold Corp.
3651 Lindell Road, Suite D269
Las Vegas, Nevada, 89103

> **Re: Grizzly Gold Corp.**
> **Registration Statement on Form S-1**
> **Filed August 30, 2011**
> **File No. 333-176555**

Dear Mr. Strobel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed a Form 8-K on April 11, 2011 to disclose a change in control of the company. Please advise why you also did not file the Form 8-K under Items 5.06 and 2.01. Also, it appears the Form 8-K fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) and/or Item 5.01(a)(8) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that immediately before the transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As a result, it appears that you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587 and Items

2.01(f), 5.01(a)(8) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K, or advise us why it is not necessary to revise your Form 8-K.

Selling Security Holders, page 21

2. We note that you are registering the resale of 23,900,000 shares of common stock, which represent all of the outstanding shares of the company held by non-affiliates. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, and the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. Alternatively, reduce the size of the offering to one-third of the total number of outstanding shares held by non-affiliates. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

Exhibit 5.1

3. The opinion must speak as of the date of effectiveness. Accordingly, please either remove the word "current" from the penultimate sentence of the penultimate paragraph, as well as the phrase "as such laws presently exist and to the facts as they present exist," or re-file the opinion on, and dated as of, the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director